UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

HUDSON GENERAL CORPORATION
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

443784 10 3
(CUSIP Number)

Richard D. Segal, 707 Westchester Avenue, White Plains, New
York  10604 (914) 681-4453
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 31, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (continued on following page(s))
                            Page 1 of __ Pages

SEC 1746 (12-91)
CUSIP No.443784 10 3


1 NAME OF REPORTING PERSON
SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard D. Segal

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS* 00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

     7 SOLE VOTING POWER -0-

     8 SHARED VOTING POWER 129,652

     9 SOLE DISPOSITIVE POWER -0-

     10 SHARED DISPOSITIVE POWER 129,652

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON 129,652

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%

14 TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

     This statement amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission on June 22, 1982 by Richard D. Segal relating to the common stock, par value $1.00 per share (the "Common Stock"), of Hudson General Corporation, a Delaware corporation (the "Company"), as previously amended by Amendment No. 1 filed on September 20, 1982, Amendment No. 2 (inadvertently filed as Amendment No. 1) filed on November 20, 1983, Amendment No. 3 (inadvertently filed as Amendment No. 2) filed on March 24, 1986, Amendment No. 4 (inadvertently filed as Amendment No. 3) filed on September 23, 1988, Amendment No. 5 filed on April 2, 1990, Amendment No. 6 filed on May 7, 1991 and Amendment No. 7 filed on September 10, 1992. Except as disclosed herein, there has been no change in information previously reported in this
Schedule 13D.

Item 1.   Security and Issuer

          This schedule relates to the common stock, $1.00 par value (the "Common Stock"), of Hudson General Corporation
("Hudson"). Hudson's principal executive offices are located at One Linden Place, Great Neck, New York 11021.

Item 2.   Identity and Background

          (a) Richard D. Segal

          (b) 707 Westchester Avenue
              White Plains, New York 10604.

          (c) Private Investor; managing partner of Seavest
Partners, 707 Westchester Avenue, White Plains, New York
10604.

          (d) Mr. Segal has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Segal has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) U.S.A.

Item 3.   Source and Amount of Funds or Other Consideration

          See Item 5(c).

Item 4.   Purpose of Transaction

          The transactions listed in Item 5(c) were made either for investment or charitable purposes.

Item 5.   Interest in Securities of the Issuer

          Items 5(a) and 5(b) are hereby amended to read in their entirety as follows:

          (a) Mr. Segal may be deemed to be the beneficial owner of 129,652 shares of Common Stock, constituting approximately 7.5% of the outstanding shares of Common Stock as of May 31, 1997 (based upon the 1,734,849 shares of Common Stock the Company has advised Mr. Segal were outstanding as of that date).

          (b) Mr. Segal may be deemed to have shared voting and dispositive power with respect to (i) 27,590 shares of Common Stock owned by Seavest Partners, a partnership of which Mr. Segal is the managing partner, (ii) 37,321 shares of Common Stock owned by Fourth Generation Partners, a partnership of which Mr. Segal is a co-trustee of certain of the partners of such partnership, (iii) 4,000 shares of Common Stock owned by Betty L. Bardige because Mr. Segal is one of two individuals designated by Ms. Bardige as her attorney-in-fact, (iv) 9,375 shares of Common Stock owned by Wendy S. Masi because Mr. Segal is one of two individuals designated by Ms. Masi as her attorney-in-fact, (v) 5,930 shares of Common Stock owned by Patricia S. Lieberman because Mr. Segal is one of two individuals designated by Ms. Lieberman as her attorney-in-fact, (vi) 9,600 shares of Common Stock owned by a trust of which Mr. Segal is co-trustee, (vii) 32,072 shares of Common Stock owned by Mrs. Monica M. Segal because Mr. Segal is designated as her attorney-in-fact and (viii) 3,764 shares of Common Stock owned by Mrs. Marilyn Segal because Mr. Segal is designated as her attorney-in-fact.

          Mr. Segal disclaims beneficial ownership of the aggregate 129,652 shares of Common Stock as to which he may be deemed to have shared voting and dispositive power.

          To Mr. Segal's best knowledge, (i) Schedule 1 hereto contains the information required by Items 2(a), 2(b) and 2(c) of Schedule 13D with respect to each individual with whom Mr. Segal may be deemed to share voting or dispositive power with respect to shares of Common Stock, (ii) none of those individuals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (iii) none of those individuals has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (iv) those individuals are United States citizens.

          (c) Mr. Segal has made the following charitable contributions of shares of Common Stock held directly by him,
(1) 300 shares of Common Stock donated to Rye County Day School on December 22, 1995, (2) 250 shares of Common Stock donated to the Big Apple Circus on February 29, 1996, (3) 800 shares of Common Stock donated to Big Apple Circus CCU Unit on May 1, 1996, (4) 250 shares of Common Stock donated to Big Apple Circus CCU Unit on December 24, 1996 and (5) 250 shares of Common Stock donated to Rye Country Day School on December 24, 1996.

          Mr. Segal transferred 32,072 shares of Common Stock to his wife, Mrs. Monica M. Segal on May 2, 1997, representing the balance of shares of Common Stock held directly by him. However, Mr. Segal may still be deemed to beneficially own these 32,072 shares of Common Stock in view of his status as the attorney-in- fact designated by Mrs. Segal.

          470 shares of Common Stock previously reported as owned by Patricia S. Lieberman and as to which Mr. Segal was one of two individuals designated by Ms. Lieberman as her attorney-in-fact, were donated to charity, 200 shares of Common Stock to the Child Care Action Company on November 26, 1996 and 270 shares of Common Stock to The Trinity School on April 14, 1997.

          271 shares of Common Stock previously reported as owned by Wendy S. Masi and as to which Mr. Segal was one of two individuals designated by Ms. Masi as her attorney-in-fact, were donated to the Boggy Creek Gang on May 2, 1997.

          9,410 shares of Common Stock previously reported as owned by Seavest Partners, a partnership of which Mr. Segal is the managing partner, were distributed to Mrs. Marilyn Segal and Ms. Wendy S. Masi in the amounts of 3,764 and 5,646, respectively, on June 1, 1996 as partial consideration for liquidating Mrs. Segal and Ms. Masi's interest in Seavest Partnership. The shares of Common Stock were priced at $38.50 per share, with the total value of the distribution to Mrs. Segal and Ms. Masi of $140,903.33 and $217,356.36,
respectively. However, Mr. Segal may still be deemed to beneficially own these 9,410 shares in view of his status as one of two individuals designated by Ms. Masi as her attorney-in-fact and as the attorney-in-fact designated by Mrs. Segal.

          671 shares of Common Stock of the 1,832 previously reported assuming the conversion of $60,000 principal amount of the Company's 7% convertible subordinated debentures owned by Fourth Generation Partners, were converted into shares of Common Stock by Fourth Generation Partners. Fourth Generation Partners no longer has a right to convert the debentures into the remaining of the previously reported 1,832 shares of Common Stock. Mr. Segal may still be deemed to beneficially own these 671 shares of Common Stock in view of his status as a co-trustee of certain of the partners of Fourth Generation Partners.

          (d) To Mr. Segal's best knowledge, other than the persons or entities set forth in Item 5(b), no person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Except as set forth in Item 3, there are no contracts, arrangements, understandings or relationships between Mr. Segal and any person with respect to any securities of Hudson.

Item 7.    Material to be Filed as Exhibits

          (1) Partnership Agreement dated June 25, 1980 of
Seavest Partners, as amended.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     June __, 1997



                                      Richard D. Segal

                      PARTNERSHIP AGREEMENT

     AGREEMENT made as of the 25th day of July, 1980, by and among those parties whose names and addresses are set forth on Schedule A annexed hereto, and the parties named on Schedule B annexed hereto.

                      W I T N E S S E T H :

     WHEREAS, the parties hereto desire to form a partnership for the purposes set forth in Article 1 hereof;

     NOW, THEREFORE, in consideration of the mutual covenants set forth herein, it is agreed as follows:

1.   Name and Business.

     1.1 The parties hereto (the "Partners") do hereby form a general partnership under the name of SEAVEST PARTNERS (the
"Partnership").

     1.2 The parties set forth on Schedule A shall be the original partners (the "Original Partners") of the Partnership, and any individuals, corporations, partnerships, estates, trusts and other entities who and which shall become parties hereto and shall hereafter be listed on Schedule B shall also be partners of the Partnership (the "Additional Partners").

     1.3 The purposes of the Partnership shall be (a) generally, to acquire and hold for investment securities and other business interests of any and all types and descriptions, whether listed on securities exchanges or not so listed, publicly or privately held, of every type and nature whatsoever freely transferable or subject to restrictions on transfer, domestic or foreign, including without limitation common and preferred stock, debentures, bonds, royalties, promissory notes, evidences of indebtedness, bonds, royalties, promissory notes, evidences of indebtedness, warrants, options and subscription rights of, and other participating interests in, corporations, partnerships, joint ventures, trusts, proprietorships, other business entities and governments and governmental agencies, business interests including without limitation interests in oil and gas ventures and real estate transactions, and puts, calls, options and other rights or obligations to purchase, sell or subscribe for any of the foregoing, (b) to deal in all manners and ways as is customary and in the ordinary course of business of an investment partnership; and (c) to do and perform everything which may be necessary, advisable, suitable or proper for the conduct of its business and for the carrying out of the foregoing purposes. The Partnership may enter into all agreements and do and perform all acts necessary, appropriate or incidental to the foregoing purposes.

2.   Office.

at 460 Park Avenue, New York, New York 10022, or at such other location as the Managing Partners (as defined in Article 7 hereof) may, from time to time, designate.

3.   Term.

     The term of the Partnership shall begin as of August 1, 1980, and shall continue until December 31, 2005, and thereafter it shall continue from year to year unless any Partner has, not later than June 30th of any year after 2005, given notice in writing to the other Partners of his intention to have the Partnership terminate on December 31st of the year in which such notice is given, in which event the Partnership shall terminate on such date.

4.   Capital.

     4.1 Concurrently with the execution and delivery of this Agreement, each Original Partner shall contribute to the capital of the Partnership, in cash, securities and notes (with the consent of the Managing Partners), the amounts set forth in Schedule C annexed hereto (the "Initial Contribution").

     4.2 The Managing Partners, acting unanimously, may at any time during the first 30 days of any fiscal year of the Partnership, but shall not be required to, permit any individual, corporation, partnership, estate, trust or other entity who or which shall agree to contribute to the capital of the Partnership such amount as the Managing Partners, acting unanimously, shall determine to become an Additional Partner. Each individual, corporation, partnership, estate, trust or other entity so permitted to become an Additional Partner shall become such by executing and delivering to the Partnership a supplement hereto, in a form prescribed by the Managing Partners (acting unani- mously), (a) by which such Additional Partner shall become a party to and agree to be bound by the terms and conditions of this Agreement as a Partner, and (b) by which such Additional Partner shall agree to contribute to the capital of the Partner- ship, in cash or in securities concurrently with such execution and delivery the amount so determined by the Managing Partners. Each Additional Partner shall be deemed to have become such on the first day of the fiscal year of the Partnership in which he shall be admitted.

     4.3 The Managing Partners, acting unanimously, may at any time during the first 30 days of any fiscal year of the Partnership, but shall not be required to, permit any Partner to increase his Capital Contribution, determined as at the close of business on the last business day of the next preceding fiscal year, by such amount as the Managing Partners, acting unanimously, shall determine. Each Partner so permitted to increase his Capital Contribution shall do so by executing and delivering to the Partnership a supplement hereto, in a form prescribed by the Managing Partners (acting unanimously), by which such Partner shall agree to contribute to the capital of the Partnership, in cash, or in securities, concurrently with the execution and delivery of his Additional Capital Supplement the additional amount so determined by the Managing Partners. The increase of such Partner's Capital Contribution, and such contribution, shall be deemed to have been made on the first day of the fiscal year of the Partnership in which such Additional Capital Supplement shall be made.

     4.4 If at any time or from time to time the Managing Partners of the Partnership shall deem it advisable to increase the capital of the Partnership above the amounts provided for in Section 4.1 hereof, they shall give the other Partners notice of the amount of additional capital requested to be contributed (the "Additional Capital Contributions"). Within fifteen (15) days after receipt of such notice from the Managing Partners specifying the amount of Additional Capital Contributions, each Partner shall contribute to the capital of the Partnership, in cash or in securities (with the consent of the Managing Partners), such Partner's pro rata share of the Additional Capital Contribution specified in such notice.

     4.5 If any Partner shall fail to make any Additional Capital Contribution pursuant to the provisions of Section 4.4, each of the other Partners may make such Additional Capital Contribution pro rata to his Initial Capital Contribution, or in such other proportion as they shall agree upon.

     4.6 All contributions of capital made pursuant to Sections 4.5 shall be deemed to have been made on the first day of the fiscal year of the Partnership in which such contributions are made.

     4.7 If a Partner shall default in any of his obligations to make an Additional Capital Contribution to the Partnership, his proportionate interest in the Partnership shall be reduced in the proportion which his pro rata share of the Additional Capital Contribution bears to the capitalization actually paid into the Partnership from commencement of the Partnership until all monies are received as a consequence of the notice set forth in this subsection. The dilution of any Partner's interest in the Partnership under this subsection shall be based on total Capital Contributions and not on Capital Accounts.

     4.8 For purposes of Articles 4, 9, 10 and 11 of this Agree- ment, in determining the value of marketable securities, securities which are listed on a national securities exchange shall be valued at their last sales price on the date of determination, or, if no sales occurred on such day, at the mean between the high "bid" and the low "asked" prices at the close of business on such day; marketable securities which are not listed shall be valued at their last closing "bid" price if held long by the Partnership and their last closing "asked" prices if held short by the Partnership and their last closing "asked" prices if held short by the Partnership. All other assets of the Partnership shall be valued by such other method as shall be deemed by the Managing Partners to fairly reflect their fair market value.

5.   Capital Account

     A capital account ("Capital Account") shall be established and maintained for each Partner on the books of the Partnership. As of the first day of each fiscal year of the Partnership, there shall be determined in each Partner's capital account an opening balance ("Opening Capital Balance"), and, as of the last day of each fiscal year of the Partnership, there shall be determined in each Partner's Capital Account a closing balance ("Closing Capital Balance"). A Partner's Opening Capital Balance for the initial fiscal year of the Partnership shall be the amount equal to the total of the amounts contributed to the capital of the Partnership by such partner as of the first day of such fiscal year pursuant to the provisions of Article 4 hereof. A Partner's Opening Capital Balance for each fiscal year other than the fiscal year in which such Partner becomes such shall be the amount equal to such Partner's Closing Capital Balance for the next preceding fiscal year, increased by the total of the amounts contributed to the capital of the Partnership by such Partner as of the first day of such mentioned fiscal year pursuant to the provisions of Sections 4.2, 4.3 and 4.4 hereof. A Partner's Closing Capital Balance for any fiscal year shall be the amount of such Partner's Opening Capital Balance for such fiscal year, adjusted at the end of such fiscal year as provided in Section 9.2 hereof.

6.   Percentage of Interest.

     Each Partner shall be entitled to share in the assets of the Partnership, the net profits of the Partnership and in any distribution of funds available for distribution, whether arising out of profits or not, and each Partner shall be liable as between themselves for the net losses thereof, if any, in the same proportions as such Partner's Opening Capital Balance for such fiscal year shall bear to the Opening Capital Balances of all Partners for such fiscal year (the "Allocation Ratio"). No interest shall be paid on contributions of capital to the Partnership or upon any undrawn profits of any Partner which are credited to his Capital Account.

7.   Management.

     7.1 Each of the Partners understands and agrees that the Partners shall not have equal rights in the management and conduct of the business of the Partnership. The right to manage and conduct the business of the Partnership shall be vested exclusively in Richard D. Segal and Vito G. DiCristina who shall be the managing partners ("Managing Partners") of the Partnership and shall be responsible for the general management and final determination of all questions relating to the usual daily business affairs and business policies of the Partnership, including the determination of availability of funds for distribution to Partners. All significant decisions with respect to the business of the Partnership, including without limitation, the investment of Partnership funds other than as permitted by Article 1 hereof, and the sale of Partnership investments shall be made by the Managing Partners acting unanimously. All other decisions with respect to administrative or ministerial matters may be made by either Managing Partner. The Managing Partners shall have the power to retain consultants, managing agents, investment advisors, custodians, nominees, attorneys, accountants or other persons on behalf of the Partnership as they shall deem necessary or desirable, including persons who may be affiliates of a Partner, and shall have authority to pay to them such amounts as they shall deem reasonable and proper. The Managing Partners may appoint investment advisors with discretionary authority over the Partnership's accounts, so that such investment advisors may purchase and sell Securities (as defined in Section 7.8 hereof) for the Partnership's accounts without consulting the Managing Partners.

     7.2 The Managing Partners shall use their best efforts in connection with the purposes and objects of the Partnership and shall devote to such purposes and objects such of their time and activity as they in their discretion shall deem necessary for the management of the business and affairs of the Partnership. Nothing herein contained shall preclude a managing Partner from engaging in a manner not inconsistent with the foregoing in any other business activity, or a Managing Partner or any individual, corporation, partnership or other entity who or which controls, is under common control with or is controlled by a Managing Partner from receiving compensation therefrom or participating in the profits thereof.

     7.3 No Partner shall receive compensation in any form for managing the business and affairs of the Partnership, provided however, that Vito G. DiCristina may receive a salary for his services with the consent of the other
Managing Partner.

     7.4 The Partners other than the Managing Partners shall not have any duty to devote any time and activity to the management of the business and affairs of the Partnership. The aforesaid Partners, and each of them individually, may engage in any other business activity, in any form or entity, and may receive compensation therefrom or participate in the profits thereof.

     7.5 The Partners shall have the right to change the Managing Partners at any time or from time to time upon the written consent of Partners holding seventy-five (75%) percent in interest in the Partnership. There shall be two
(2) Managing Partners acting at all times. If at any time there shall be only one (1) Managing Partner then acting, the vacancy shall be filled by the written consent of Partners holding seventy-five (75%) percent in interest in the Partnership.

     7.6 The Managing Partners shall not be liable to the Partnership or to the other Partners for any loss or liability in connection with any act performed or omitted, nor for negligence or any other matter, except for any loss or liability incurred in connection with the willful misconduct or gross negligence of the Managing Partners.

     7.7  Each of the Partners, other than the Managing
Partners, agrees that he does not have the power to act on behalf of or to bind the Partnership and agrees not to hold himself out as being authorized to do so.

     7.8 By way of illustration, but not of limitation, the authority, right and power of the Managing Partners shall include the authority, right and power:

          a. To invest and trade, on margin or otherwise, in capital stock, bonds, notes, debentures, trust receipts and other obligations, choses in action, instruments or evidence of indebtedness commonly referred to as securities, in rights and options relating thereto, including without limitation, "put" and "call" options, (all such items being hereinafter collectively called "securities") and to sell Securities short;

          b. To purchase, sell, possess, transfer, lease, license, mortgage, pledge or otherwise deal in, and to exercise all rights, powers, privileges and other incidents of ownership or possession with respect to, securities and other property, whether real, personal or mixed, with the ultimate objective of the preservation, protection, improvement and enhancement in value thereof;

          c. To borrow or raise moneys and, from time to time without limit as to amount, to issue, accept, endorse and execute promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable or non-negotiable instruments and evidences of indebtedness, and to secure the payment of any thereof and of the interest thereon by mortgage upon or pledge, conveyance or assignment in trust of the whole or any part of the property of the Partnership, whether at the time owned or thereafter acquired, and to sell, pledge or otherwise dispose of such bonds or other obligations of the Partnership for its purposes;

          d. To have and maintain one or more offices within or without the State of New York and in connection therewith to rent or acquire office space, engage personnel and do such other acts and things as may be necessary or advisable in connection with the maintenance of such office or offices;

          e. To open, maintain, and close bank accounts, including the power to draw checks or other orders for the payment of moneys;

          f. To exercise all rights and powers conferred upon the Managing Partners as general partners by law;

          g. To perform other obligations provided elsewhere in this Agreement to be performed by the Managing Partners;
and

          h.   To enter into, execute, acknowledge and
deliver any and all instruments and agreements or other undertakings they may deem necessary or desirable in effectuating the foregoing, including but not limited to contracts, agreements or other undertakings with persons, firms or corporations with which a Managing Partner or any other Partner is affiliated.

8.   Assignment.

     8.1 Except with the consent of the Managing Partners or as otherwise provided for herein, each Partner shall be prohibited from selling, assigning, transferring, setting over, mortgaging or hypothecating his interest in the Partnership or the Partnership assets to any person, firm or corporation, other than to another party to this Agreement, nor may the interest of the Partners, or any of them, in the Partnership or the Partnership assets be transferred by operation of law or any assignment by operation of law, except upon the death of a Partner, all as hereinafter provided. Notwithstanding the foregoing, each Partner shall have the right during his lifetime, to sell, assign or transfer all or any portion of his economic interest in and to the Partnership, its capital, profits and losses, to his or her spouse), children, grandchildren or a trust or trusts for the benefit of one or more of the foregoing. A person acquiring all or a portion of a Partner's economic interest in the Partnership pursuant to the provisions of this Agreement shall not be admitted as a Partner to the Partnership and shall only have an economic interest in the Partnership.

     8.2 In the event of the death of any Partner prior to the expiration of the Partnership term, or the earlier termination of the Partnership as provided in this agreement,

          a. the Partnership shall not terminate but shall be continued as a Partnership among the surviving Partners and the individuals who shall succeed to such deceased
Partner's Estate by Will or by operation of law and

          b. the Capital Account of the deceased Partner shall be transferred to, added to and become a part of the Capital Account of such individuals who shall succeed to such deceased Partner's Estate, if any.

     8.3 Upon the termination of any trust which is a Partner of the Partnership,

          a.   the persons succeeding to the remainder
interest in the trust shall succeed to the economic interest of such trust in and to the Partnership, its capital, profits and losses,

          b. the Capital Account of such trust shall be transferred to, added to and become a part of the Capital
Account of such persons succeeding to such remainder interest in such trust, and

        c. the persons acquiring such economic interest with partnership shall not be admitted as a partner to the Partnership and shall only have an economic interest in the Partnership, provided however, that such restriction shall not apply if the interest of such trust shall pass to the person for whose benefit the trust was initially created.

9.   Adjustments to Capital Accounts and Allocation of
Profits and Losses.

9.1 For the purposes of this agreement, unless the context otherwise requires:

          A. The term "Net Operating Profits", with respect to any fiscal year, shall mean the excess of the aggregate revenue and income realized (other than Realized and Unrealized Increments as defined below) during such fiscal year by the Partnership over all expenses incurred during such fiscal year.

          B. The term "Net Operating Losses" with respect to any fiscal year, shall mean the excess of the losses and expenses incurred during such fiscal year by the Partnership over the aggregate revenue and income realized during such fiscal year by the Partnership from all sources whatsoever (other than Realized and Unrealized Increments as defined below).

          C. The term "Increment", with respect to any fiscal year during which at any time an asset position is held, shall mean the change in value, whether an increase
("Positive Increment") or a decrease ("Negative Increment") of the asset position.

          D. The term "Unrealized Increment" shall mean the Increment in any particular fiscal year with respect to an asset position which was held at any time during such particular fiscal year and was carried into the next succeeding fiscal year, computed from the price at which the asset position was taken if it was taken during such particular fiscal year, or from its market value at the end of the fiscal year immediately preceding such particular fiscal year, to its market value at the end of such particular fiscal year.

          E. The term "Realized Increment" shall mean the Increment in any particular fiscal year with respect to an asset position which was held at any time during such particular fiscal year and was closed out during such particular fiscal year, computed from the price at which the asset position was taken if it was taken during such particular fiscal year, or from its market value at the end of the fiscal year immediately preceding such particular fiscal year if it were taken in a previous fiscal year, to the price at which it was closed out.

     9.2 The following adjustments and allocations shall be made to the Capital Accounts of the Partners, with respect to any fiscal year of the Partnership, as of the last day of such fiscal year:
          A. Any net Operating Losses shall be debited to the Capital Account of each Partner in an amount equal to the product of the Allocation Ratio for such Partner multiplied by such Net Operating Losses.

          B. The amount of the withdrawals, if any, made by each Partner pursuant to Article 10 at the end of such fiscal year shall be debited to such Partner's Capital Account.

          C. Any Net Operating Profits of the Partnership for such fiscal year sha.11 be credited to the Capital Account of each Partner in an amount equal to the product of the Allocation Ratio for such Partner multiplied by such Net Operating Profits.

          D. Realized Increments and Unrealized Increments in respect of asset positions during each fiscal year shall be reflected in the Capital Account of each Partner as follows:

               (i) A Positive Increment shall be credited to the Capital Account of each Partner in an amount equal to the product of the Allocation Ratio for such Partner multiplied by such Positive Increment.

              (ii) A Negative Increment shall be debited to the Capital Account of each Partner in an amount equal to the product of the Allocation Ratio for such Partner multiplied by such Negative Increment. 9.3 Except as set forth in
Section 9.4 hereof, for federal, state and city income tax purposes, the Partners shall share in the profits and losses of the Partnership in the same proportions as they share in the profits and losses of the Partnership pursuant to Section
9.2 hereof.

     9.4 The Original Partners and any Additional Partners acknowledge that the Managing Partners may accept as Capital Contributions or Additional Capital Contributions assets which have a basis for income tax purposes higher or lower than the fair market value thereof at date of such contribution to the capital of the Partnership. In addition, certain assets so contributed to the Partnership may carry with them inherent federal income tax liability for potential recapture of intangible drilling costs previously expensed for federal income tax purposes by the Partner so contributing same to the Partnership. The Partners also recognize the impracticality of attempting to segregate by each asset and each Partner, and allocating to each Partner, the federal income tax consequences of a disposition by the Partnership of each asset having a basis varying from fair market value at date of contribution to the Partnership or subject to intangible drilling costs recapture. Therefore, the following special tax allocations shall be made to the Partners.

          A. As of the first day of each fiscal year of the Partnership, the Managing Partners shall compute the difference between the basis for federal income tax purposes and the fair market value of each asset which shall have been contributed in kind with respect to each Partner as of the first day of such fiscal year. The amount of unrealized tax gain in excess of unrealized tax loss shall be ascertained with respect to each Partner and recorded in a separate account (the "Tax Gain Account"). Each Partner who shall have contributed assets in kind shall have an Opening Tax Gain Account and a Closing Tax Gain Account. A Partner's Opening Tax Gain Account for the initial fiscal year of the Partnership shall be the amount determined in the preceding sentences with respect to the initial fiscal year of the Partnership. A Partner's Opening Tax Gain Account for each fiscal year other than the fiscal year in which such Partner becomes such shall be the amount in the Partner's Closing Tax Gain Account for the next preceding fiscal year increased by any additional unrealized tax gain in excess of unrealized tax loss with respect to additional assets contributed to the Partnership by such Partner as of the first day of such fiscal year. As at the close of business on the last day of each fiscal year the Managing Partners shall ascertain the amount by which the Positive Increments shall exceed the Negative Increments which were realized during such fiscal year (the "Net Realized Positive Increments"). The Net Realized Positive Increments shall be allocated to each Partner in the ratio that such Partner's Opening Tax Gain Account shall bear to the aggregate of all Partners' Opening Tax Gain Accounts with respect to the first day of such fiscal year. The amount so computed with respect to each Partner shall be allocated to such Partner for federal, state and local income tax purposes and shall be credited to each Partner's Tax Gain Account. The resulting balance in each Partner's Tax Gain Account shall be such Partner's Closing Tax Gain Account.

          B. A portion of the unrealized tax gain in each Tax Gain Account, if realized, may be subject to ordinary income tax rates because it represents potential in tangible drilling costs recapture (the "IDC Recapture"). As of the first day of each fiscal year of the Partnership, the Managing Partners shall compute the IDC Recapture with respect to all assets which shall have been contributed in kind with respect to each Partner as of the first day of such fiscal year. The amount of IDC Recapture so computed with respect to each Partner shall be recorded in a separate account (the "IDC Recapture Account"). A Partner's Opening IDC Recapture Account for the initial fiscal year of the Partnership shall be the amount determined in the preceding sentence with respect to the initial fiscal year of the Partnership. A Partner's Opening IDC Recapture Account for any year other than the fiscal year in which such Partner becomes such shall be the amount in the Partner's Closing IDC Recapture Account for the next preceding fiscal year increased by any additional IDC Recapture with respect to additional assets contributed to the Partnership by such Partner as of the first day of such fiscal year. As at the
 .close of business on the last day of such fiscal year the Managing Partners shall ascertain the amount of intangible drilling costs recaptured by the Partnership during such fiscal year pursuant to Internal Revenue Code Section 1254 and shall allocate such amount to each Partner in the ratio that such Partner's Opening IDC Recapture Account shall bear to the aggregate of all Partners' Opening IDC Recapture Accounts with respect to the first day of such fiscal year. The amount so computed with respect to each Partner shall be allocated to such Partner for federal, state and local income tax purposes and shall be credited to each Partner's IDC Recapture Account. The resulting amount in each Partner's IDC Recapture Account shall be such Partner's Closing IDC Recapture Account. The Managing Partners are authorized and empowered, from time to time, to make such adjustments (increases and decreases) to the Tax Gain Account and IDC Recapture Account of each Partner as to the Managing Partners may be reasonable, necessary or advisable to ensure an equitable allocation of tax gain or IDC Recapture among the Partners. The foregoing tax allocations with respect to assets contributed to the Partnership shall be deemed special allocations pursuant to Internal Revenue Code Section 704(C)(2).

10.  Distributions.

     10.1 If, in the determination of the Managing Partners there shall be sufficient cash in the Partnership, any Partner whose Closing Capital Balance for any fiscal year of the Partnership shall exceed his Capital Contribution determined as of the last day of such fiscal year, may at any time during the next thirty (30) days of the succeeding fiscal year of the Partnership, withdraw such part (or all) of such excess from his Capital Account. In addition, the Managing Partners may distribute to each Partner such excess. Such Partner shall be entitled to receive payment of such amount, in cash, or in securities (in the discretion of the Managing Partners) not more than ninety (90) days after the last day of such fiscal year. Such withdrawal and/or distribution and such payment shall be deemed to have been made on the last day of such fiscal year. Except as hereinabove provided, no Partner shall have the right to the return of, or to withdraw or reduce, his contribution to the capital of the Partnership.

          10.2 If the Managing Partners in their discretion deem it to be in the best interests of the Partnership to do so, they may require any Partner to retire from the Partnership at the end of any fiscal year by giving such Partner notice of such required withdrawal at least ten (10) days before the end of such fiscal year, and such Partner shall be entitled t-o receive his Closing Capital Balance as of the end of such fiscal year. The Managing Partners need not assign any reason for requiring the withdrawal of a Partner.

     10.3 At the option of the Managing Partners, payment of any amount payable pursuant to the provisions of Articles 10 or 11 hereof may be made in whole in cash, or in whole in kind, or in part in cash and in part in kind, but to the extent that any payment in kind shall be made in securities owned by the Partnership, it shall be made in each security so owned on the last day of the fiscal year in question as nearly as shall be practicable in the proportion which the amount of the Closing Capital Balance of such Partner to whom such payment is made for such fiscal year bears to the aggregate of the amounts of the Closing Capital Balances of all of the Partners for such fiscal year. Any such payment in kind may be made subject to the receipt by the Partnership of so-called "investment letters" and any other documents which counsel for the Partnership may reasonably deem appropriate in order to avoid a violation of the Securities Act of 1933 or any other statute.

11.  Voluntary Termination and Liquidation.

     11.1 Anything in this Agreement to the contrary notwith-standing, this Partnership shall terminate at the end of any fiscal year in which all Partners acting unanimously shall agree to terminate the Partnership.

     11.2 At the termination of this Partnership by the expiration of its term, or under any other provision of this Agreement, the Partners shall proceed with reasonable promptness to liquidate the business of the Partnership. The net profits and the net losses of the business during the period of liquidation shall be divided among or be borne by the Partners (or the then remaining or surviving Partners, as the case may be) including the estate of any deceased Partner, in the respective percentages in which they shall share in such profits and losses prior to the commencement of the liquidation. After the payment of Partnership debts, expenses of liquidation and any loans by Partners to the Partnership, the proceeds of liquidation, as realized, shall be distributed, first, in discharge of the undrawn profits of the Partners, and then proportionately in discharge of the respective Capital Accounts. Any excess shall be distributed among the remaining Partners in the respective percentages in which they shared Partnership profits immediately prior to the commencement of liquidation pursuant to Article 6 hereof. In connection with such liquidation, the provisions of
Article 7 shall govern decisions as to the sale of any Partnership asset, and if so, whether at public or private sale and for what amount and on what terms, or whether (if sale thereof is not required to enable payment of debts, expenses of liquidation, loans by Partners and undrawn profits of the Partners) to distribute and transfer the same to and among the Partners, in kind, by transferring the interest therein in the respective percentages in which profits were shared immediately prior to the commencement of such liquidation.

12. Banking.

     All funds in the Partnership shall be deposited and kept in its name in such Partnership bank account or accounts as shall be designated by the Managing Partners. All withdrawals therefrom shall be made upon checks signed solely by either Managing Partner, unless changed by the decision of the Partners in accordance with the provisions of Article 7.

13. Books.

     There shall be had and kept at all times during the continuance of the Partnership full and accurate books of account wherein the Partners or their agents shall enter and set down all monies by them or any of them received, paid out, or expended in and by the Partnership business, together with all capital items and all other matters whatsoever relating in any way to the Partnership business and the management thereof. These books shall be used in common among the Partners so that any of them may have access thereto at all times without interruption or hindrance from the others.

14.  Annual Accounting.

     14.1 As of the last day of each fiscal year during the continuance of the Partnership, commencing December 31, 1980, a full, true and accurate account shall be made in writing of all the assets and liabilities of the Partnership, and of all its receipts and disbursements, and the assets, liabilities, and income, both gross and net, shall be ascertained, and the net profits or net losses shall be fixed and determined. In preparing such account, there shall be charged all expenses of the business, and also all losses and other charges incident or necessary to the carrying on of the business. Such account shall include the following schedules:
               A. A schedule of the results of operations for the fiscal year then ended, including Net Operating Profits or Net Operating Losses, as the case may be;

               B.   A schedule of asset positions (i)
acquired during such period, (ii) closed out during such period, and (iii) carried over from the prior fiscal year, and any Increment in each such asset position;

               C. A schedule of the Capital Accounts of the Partners showing the Opening Capital Balance, the Closing Capital Balance, and the adjustments made during such fiscal year pursuant to Section 9.2 hereof, to the Capital Account of each Partner; and

               D.   A schedule of the Tax Gain Accounts of
the Partners and the IDC Recapture Accounts of the Partners showing the Opening Tax Gain Account, Closing Tax Gain Account, Opening IDC Recapture Account and Closing IDC Recapture Account, with respect to each Partner, and the adjustments made during such fiscal year pursuant to Section
9.4 hereof to each such account.

     14.2 The period commencing the date hereof and ending December 31, 1980, and each succeeding 12-month period beginning on January lst and ending on December 31st of each year thereafter, shall be deemed a fiscal year of the Partnership for all purposes of this Agreement. The Partners may withdraw only such amounts as may be determined in accordance with the provisions of Article 10. If any Partner shall not withdraw the whole, or any part, of any amount which he is entitled to withdraw, such Partner shall not be entitled to receive any interest upon any such undrawn amount, nor shall any such amount so undrawn be deemed an increase of his capital, or entitle such party to an increase in the share of the profits of the Partnership, without the express written consent of all other Partners.

15.  Investment Representation.

     Each Partner hereby represents, warrants and agrees that he is acquiring his interest in the Partnership for his account for investment only and not for the purpose of, or with a view to, the resale or distribution of all or any part thereof, nor with a view to selling or otherwise distributing said interest or any part thereof at any particular time or under any predetermined circumstances.

16.  Indemnification.

     The Managing Partners shall not be liable, responsible or accountable to any Partner for any act or omission performed or committed pursuant to the authority granted to them hereunder or by law, as for a loss resulting from any mistake or error in judgment on their part or from the negligence, dishonesty, fraud or bad faith of any employee, broker or other agent of the Partnership. The Partnership shall indemnify and save harmless the Managing Partners from any loss, damage, liability or expense incurred or sustained by them by reason of any act performed by them or any omission of theirs for or on behalf of the Partnership and in furtherance of its interests.

17.  Arbitration.

     Any controversy or claim arising out of or relating to this Agreement, or the breach thereof shall be settled by arbitration in the City of New York, in accordance with the rules then obtaining of the American Arbitration Association, by an arbitration panel of three (3) arbitrators, one (1) of
whom must be an attorney at law    actively engaged in the
practice of his profession for not less than ten (10) years. In no circumstance may the arbitrators vary or modify in any respect any of the provisions of this Agreement and their jurisdiction is limited and circumscribed accordingly. Any award made by a majority of such arbitrators shall be final, binding and conclusive on all parties hereto for all purposes, and judgment may be entered thereon in any court having . jurisdiction thereof.

18. Notice.

     All notices required pursuant to this Agreement shall be in writing and shall be deemed to have been duly given addressed to the party entitled to receive the same at his address set forth in Schedule A or Schedule B annexed to this Agreement; provided, however, that each party may change his mailing address by giving written notice of such change to all the other parties. Any such notice shall be deemed to have been given on the date on which it was mailed as herein provided.

19.  Creditors.

     None of the provisions of this Agreement shall be for the benefit of, or be enforceable by, any creditor of the Partnership or any corporation or partnership in which the Partnership is a shareholder or partner, or any creditor of any such corporation or partnership.

20.  Entire Agreement.

     This constitutes the entire agreement between the parties and may not be changed, modified or terminated except by an instrument in writing signed by all of the parties hereto.

21.  Binding Effect.

     This Agreement shall be binding upon the parties hereto, their heirs and legal representatives and may not be assigned.

22. Captions.

     Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit, extend or describe the scope of this Agreement or its intent of any provision hereof.

23.  Further Instruments.

     The parties agree to execute any further instruments or other instruments as shall be necessary to effectuate the purposes and provisions of this Agreement.

24.  Governing Law.

     This Agreement shall be construed in accordance with the laws of the State of New York.

25.  Gender.

     Wherever necessary or appropriate, the use herein of any genders shall be deemed to include the other genders and the use herein of either the singular or the plural shall be deemed to include the other.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.


________________________
Marilyn M. Segal

Marilyn M. Segal, Richard D. Segal and
Vito G. DiCristina, Trustees U/I/T dated
6/12/75 f/b/o Betty L. Bardige


By________________________

By________________________


Marilyn M. Segal, Richard D. Segal and
Vito G. DiCristina, Trustees U/I/T dated
6/12/75 f/b/o Wendy S. Masi

By________________________

By________________________


Jay B. Langner and Richard D. Segal, Trustees
U/I/T dated 4/20/65 f/b/o Wendy S. Segal

By________________________

By________________________



J. L. Mailman and Richard D. Segal, Trustees
U/I/T dated 3/10/53 f/b/o Wendy S. Segal

By________________________

By________________________



Marilyn M. Segal, Richard D. Segal and
Vito G. DiCristina, Trustees U/I/T dated
7/28/75 f/b/o Richard D. Segal

By________________________

By________________________



Joseph L. Mailman and Vito G. DiCristina,
Trustees U/I/T dated 3/10/53 f/b/o
Richard D. Segal

By________________________

By________________________


Marilyn M. Segal, Richard D. Segal and
Vito G. DiCristina, Trustees U/I/T dated
1/l/76 f/b/o Patricia G. Lieberman


By________________________

By________________________


J. L. Mailman and Richard D. Segal,
Trustees U/I/T dated 5/15/57 f/b/o
Patricia G. Segal

By________________________

By________________________



Jay B. Langner and Richard D. Segal, Trustees
U/I/T dated 4/20/65 f/b/o Deborah J. Segal


By________________________

By________________________


Fred Schwartzstein and Jay B. Langner,
Trustees U/I/T dated 12/20/60 f/b/o
Deborah J. Segal

By________________________

By________________________


______________________________
Vito G. DiCristina